UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Trading Statement, dated 18 November 2020

18 November 2020

Micro Focus International plc
Trading Statement

Overview
The Board of Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the global enterprise software group, today issues a trading update for the 12 months ended 31 October 2020 ("FY20").

Micro Focus expects to report:

●
Revenue of approximately $3.0bn for FY20, which is in line with management expectations. This represents a decline of approximately 10% on a constant currency ("CCY") basis when compared to FY19.
●
Adjusted EBITDA margin* of approximately 39% for FY20 which was towards the upper end of management expectations, following the execution of operational improvement and cost initiatives.
●
Cash of $0.7bn and Net debt* of $4.2bn as at the 31 October 2020, with a continuation of strong cash generation and working capital management achieved in the first half of FY20.

Stephen Murdoch commented: "We are in extraordinary times as a result of COVID-19 and I must take this opportunity to express my sincere thanks to our employees for how they have adapted to the challenges presented and ensured we stay focused on delivering for our customers.

We are now nine months into our three year turnaround plan for the Group and whilst there remains a great deal to do I am pleased with progress in both overall operational effectiveness and in the delivery of our key strategic objectives. Cash generation and working capital management remain strong, the investments we've made are showing encouraging early results and we continue to see a clear, ongoing customer need for our solutions and approach to digital transformation.

I am confident we are making the changes and building the foundations necessary to continue to make progress in the delivery of our plan."

Financial Performance

In light of COVID-19 and the current macro-economic environment, the Board has provided additional information in this announcement to compare the trajectory of the core revenue streams of the business in the second half of FY20 with those delivered in the first half of FY20.

Y-o-Y revenue trajectory (on a CCY basis)	H1 FY20 versus H1 FY19	H2 FY20 versus H2 FY19	FY20 versus FY19
Licence	(21)%	(17)%	(19)%
Maintenance	(7)%	(5)%	(6)%
SaaS	(12)%	(11)%	(12)%
Consulting	(15)%	(10)%	(12)%
Total revenue trajectory	(11)%	(9)%	(10)%

In the second half of FY20, revenue declined by approximately 9% versus the second half of FY19 representing  an improvement in the revenue trajectory of 2 percentage points compared to the  first half of the financial year.  Set against the context of continued challenging market conditions, this performance is encouraging and combined with improvement in the underlying operational metrics gives management confidence that the actions being taken are beginning to improve the overall revenue trends.

Licence revenue declines moderated by approximately 4 percentage points, driven by more consistent execution. Within this, IT Operations Management ("ITOM"), Application Delivery Management ("ADM") and Information Management and Governance ("IM&G") all improved in the second half but Security and Application Modernisation and Connectivity ("AMC") did not. Period to period volatility is not unusual in AMC driven by the timing of large scale modernisation projects and this is an example of that dynamic. In Security, the second half had a challenging compare and the full year performance does show rates of decline moderating.

Maintenance revenue declines moderated by approximately 2 percentage points. Within this, Security and IM&G delivered good improvement, AMC was broadly consistent but trends in ITOM and ADM remain below Management's expectations. We are continuing to redirect resources and execute operational plans to deliver sustained improvements in overall performance in this revenue stream.

SaaS and other recurring revenue declines moderated slightly and we saw encouraging growth in our Security portfolio. We are confident the actions being taken will better position this revenue stream for growth in the medium term as targeted.

Consulting revenue trajectory also improved and this revenue stream is now expected to be broadly stable.

Profitability and Cash
The Group's Adjusted EBITDA margin* of approximately 39% in the 12 months ended 31 October 2020 was towards the upper end of our expectations. The Group has continued to balance targeted investment in Go-to-Market and Product Groups against the ongoing management of discretionary costs and operational improvement initiatives.

The Group's cash flow performance was strong and underpinned by effective working capital management. The Group ended the period with cash balances of approximately $0.7bn billion and net debt* of approximately $4.2bn, reducing by approximately $0.4bn from 31 October 2019, excluding the impact of IFRS16.

In total, the Group had $1.1 billion of available liquidity as at 31 October 2020 and, following the successful refinancing, the next facility maturity date is June 2024.

The macro-economic environment remains uncertain and the potential long- term impact this has on the Group continues to be evaluated by the Board. As a result, the decision in respect of the Group's final dividend remains under review, as does the carrying value of goodwill and intangible assets. We will provide a further update as part of our full year results.

Progress on business transformation plan

The Group is now nine months into the three year turnaround plan and has made solid progress in the strategic focus areas of transforming our go-to-market model, delivering more complete and focused solutions by product area and simplifying core operations.

In go-to-market, changes and new recruitment to the leadership team, supported by training programmes and new tools, are beginning to deliver improved execution discipline which over time will deliver better predictability and performance across the key operational metrics.

Progress in Security and Vertica has been encouraging.  In Security, new leadership talent has been added, new SaaS offerings have been delivered, and a technology focused acquisition has been completed to add key new capabilities. In Vertica, the transition to subscription is now underway supported by product enhancements and the refocus of the sales organisation.

The Group is executing multiple programmes to deliver improved operational efficiency and agility. Key within this is the project to migrate to one set of core IT systems. The challenges presented by COVID-19 have required this project to be transitioned from a highly intensive, onsite mode of working to a fully remote operating model.  Despite these challenges the project is on track to be able to move a significant number of employees onto the new infrastructure during the first quarter of FY21 with the rest of the team moving later in FY21.

There remains a great deal to do, but overall, the progress made provides a stronger foundation from which to build and provides increased confidence in our ability to execute the remainder of our 3 year plan.

*Adjusted EBITDA and Net debt are stated after the impact of IFRS 16 which has been newly adopted from 1 November 2019. IFRS 16 increased Adjusted EBITDA by approximately $75m for the 12 months ended 31 October 2020 and net debt by approximately $230m at 31 October 2020.

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) and successor UK legislation.

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                        Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Head of Investor Relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernisation & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 18 November 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer